Time of Sale Information

Pricing Term Sheet Filed Pursuant to Rule 433(d)

Registration Statement No. 333-267890

March 3, 2025

The following sets forth the final terms of the 5.15% Notes due 2035 (the “Notes”) and should only be read together with the preliminary prospectus supplement dated March 3, 2025 (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, and the accompanying base prospectus. This free writing prospectus supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. In all other respects, this free writing prospectus is qualified in its entirety by reference to the Preliminary Prospectus Supplement including the documents incorporated by reference therein, and the accompanying base prospectus. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement.

Issuer:	Tampa Electric Company

Principal Amount:	$600,000,000

Maturity:	March 1, 2035

Coupon:	5.150%

Initial Price to Public:	99.731% of the principal amount

Yield to Maturity:	5.185%

Spread to Benchmark Treasury:	+ 100 bps

Benchmark Treasury:	4.625% due February 15, 2035

Benchmark Treasury Price / Yield:	103-17+ / 4.185%

Interest Payment Dates:	March 1 and September 1, commencing September 1, 2025

Optional Redemption:

Make-whole call at any time at a discount rate of Treasury plus 15 bps.

Prior to December 1, 2034 (the date falling three months prior to the maturity date of the Notes) (the “Par Call Date”), we may redeem some or all of the Notes at any time, or from time to time, at a redemption price equal to the greater of:

•  100% of the principal amount of the Notes to be redeemed, or

•  the sum of the present values of the remaining scheduled payments of principal and interest (exclusive of accrued and unpaid interest to the redemption date) on the Notes to be redeemed through the Par Call Date, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) using the applicable Treasury Rate (as defined in the Preliminary Offering Memorandum) plus 15 basis points, plus, in each case, accrued and unpaid interest, if any, to, but excluding, the redemption date.

On or after the Par Call Date, we may redeem some or all of the Notes at any time, or from time to time, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus, in each case, accrued and unpaid interest, if any, to, but excluding, the redemption date.

Trade Date:	March 3, 2025

Settlement:	T+3; March 6, 2025

Expected Ratings*(Moody’s/S&P/Fitch):	A3 / BBB+ / A

CUSIP / ISIN:	875127 BN1 / US875127BN13

Joint Book-Running Managers:	J.P. Morgan Securities LLC MUFG Securities Americas Inc. Wells Fargo Securities, LLC Morgan Stanley & Co. LLC RBC Capital Markets, LLC Scotia Capital (USA) Inc.

Senior Co-Managers:	BMO Capital Markets BofA Securities, Inc. CIBC World Markets Corp. TD Securities (USA) LLC Truist Securities, Inc.

Co-Managers	Academy Securities, Inc. Samuel A. Ramirez & Company, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

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Note: Tampa Electric Company expects that delivery of the Notes will be made to investors on or about March 6, 2025, which will be the third business day following the date hereof. Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the business day before the delivery of the Notes will be required, by virtue of the fact that the Notes initially settle in T+3, to specify an alternative arrangement at the time of any such trade to prevent a failed settlement and should consult their own advisors.

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The issuer has filed a registration statement (including a prospectus) and the Preliminary Prospectus Supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus Supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

The information in the Preliminary Prospectus Supplement is not complete and may be changed. The Preliminary Prospectus Supplement and this pricing term sheet are not offers to sell any securities of Tampa Electric Company and are not soliciting an offer to buy such securities in any state or jurisdiction where such offer and sale is not permitted. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request it by calling J.P. Morgan Securities LLC (collect) at +1-212-834-4533, MUFG Securities Americas Inc. at 1-877-649-6848 or Wells Fargo Securities, LLC at 1-800-645-3751.

Any disclaimers or notices that may appear on this term sheet below the text of this legend are not applicable to this term sheet and should be disregarded. Such disclaimers may have been electronically generated as a result of this term sheet having been sent via, or posted on, Bloomberg or another electronic mail system.